Exhibit 99.1
COGENT Realty Advisors, LLC
Valuation, Consultation, Due Diligence
Appraisal of
Twin Lakes Apartments
31790 US Highway 19 N
Palm Harbor, Florida 34684

May 21, 2010
Mr. Derek McCandless
U.S. Realty I Corporation
4582 S. Ulster St., Suite 1100
Denver, CO 80237

Re:	Twin Lakes Apartments 31790 US Highway 19 N Palm Harbor, Florida 34684
Dear Mr. McCandless:
Cogent Realty Advisors, LLC (“CRA”) has completed an appraisal of the above-referenced property as requested by our April 13, 2010 engagement letter. The purpose of this assignment is to estimate the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing as of April 26, 2010, the date the property was inspected by the appraiser. The report has been prepared for U.S. Realty I Corporation for client’s use in asset evaluation and financial reporting purposes.
Situated as noted above, the subject property consists of a 26.17-acre site improved with a 262-unit garden-style apartment complex. The subject was originally developed in 1986 and contains 215,650 square feet of rentable area. Additional site improvements include a freestanding management/leasing office building, asphalt paved driveways and surface parking areas, concrete walkways, swimming pool with surrounding patio/deck, laundry facilities and landscaping. The complex, locally known as the Twin Lakes Apartments is classified as a Class B apartment community by local market standards. The property is operating at stabilized occupancy and is in average to good physical condition in comparison to substitute properties of similar age and characteristics. The subject property is more fully described, legally and physically, within the attached report.
Based on the analysis contained in the attached report, the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing, as of April 26, 2010, is:
FIFTEEN MILLION NINE HUNDRED THOUSAND DOLLARS
($15,900,000)
This letter must remain attached to the following report, which contains the pages found in the Table of Contents on Page i. Please also refer to the Basic Assumptions and Limiting Conditions section of the report that includes Extraordinary Conditions/Special Assumptions that were considered in the valuation of the subject property. The report was prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as set forth by the Appraisal Foundation and in accordance with the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute.
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.369.4388

Mr. Derek McCandless U.S. Realty I Corporation	May 21, 2010 Page 2
It has been a pleasure to be of service to you. Please do not hesitate to call with any questions you may have regarding our assumptions, observations or conclusions.
Respectfully submitted,

COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Howard Klahr
	Managing Partner		Consulting Appraiser
Florida State Certified General
Real Estate Appraiser #RZ-2678

By:	Jackson L. Aills
Consulting Appraiser

Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Page i

TABLE OF CONTENTS

INTRODUCTION

Title Page
Letter of Transmittal
Table of Contents	i
Certificate of Appraisal	ii
Basic Assumptions and Limiting Conditions	iv
Subject Property Photographs & Maps	vii

PREMISES OF THE APPRAISAL

Summary of Salient Facts and Conclusions	1
Property Identification	3
Sales History	3
Purpose and Scope of the Appraisal	3
Definition of Value	3
Property Rights Appraised	4
Intended Use and User of the Appraisal and Reporting	4
Exposure and Marketing Periods	4

PRESENTATION OF DATA

Regional and Area Analysis	6
Neighborhood Analysis	9
Site Analysis	11
Improvement Analysis	14
Real Estate Assessments and Taxes	22

MARKET ANALYSIS

Apartment Market Analysis	24
Market Rent Analysis	26

ANALYSIS OF DATA AND CONCLUSIONS

Highest and Best Use	36
Valuation Process	38
Income Capitalization Approach	40
Sales Comparison Approach	49
Reconciliation and Final Value Conclusion	55

ADDENDA

Additional Subject Property Photographs
Improved Sales Photographs
Flood Maps
Appraiser Qualifications
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CERTIFICATE OF APPRAISAL
We, Steven J. Goldberg, MAI, CCIM, Howard Klahr and Jackson L. Aills, certify that to the best of our knowledge and belief:
The statements of fact contained in this appraisal are true and correct.
The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and my personal, unbiased professional analyses, opinions, and conclusions.
We have no present or prospective interest in the property that is the subject property of this appraisal, and have no personal interest or bias with respect to the parties involved.
Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event
Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation, the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.
No one other than the undersigned assisted in the preparation of this appraisal.
Jackson L. Aills made a personal inspection of the property that is the subject of this appraisal on April 26, 2010. Steven Goldberg, MAI and Howard Klahr did not inspect the subject property.
This appraisal was not prepared in conjunction with a request for a specific value or a value within a given range or predicated upon loan approval.
We have the knowledge and experience necessary to perform this appraisal assignment and have extensive experience in the appraisal of similar properties.
As of the date of this appraisal Steven J. Goldberg, MAI has completed the requirements under the continuing education program of the Appraisal Institute.
The use of this report is subject to the requirements of the Appraisal Institute relating to review its duly authorized representatives.
COGENT Realty Advisors, LLC

Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Page iii
As of the date of this report, Steven J. Goldberg, MAI, CCIM is certified to conduct business in the State of Texas as a General Real Estate Appraiser (TX-1320987G), Howard Klahr is certified to conduct business in the State of Florida as a State Certified General Real Estate Appraiser (RZ-2678) and Jackson L. Aills is certified to conduct business in the State of Texas as a General Real Estate Appraiser (TX- TX-1326637G).

COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Howard Klahr
	Managing Partner		Consulting Appraiser
Florida State Certified General
Real Estate Appraiser #RZ-2678

By:	Jackson L. Aills
Consulting Appraiser
COGENT Realty Advisors, LLC

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Palm Harbor, Florida	Page iv
BASIC ASSUMPTIONS AND LIMITING CONDITIONS
This appraisal report is subject to the following assumptions and limiting conditions:
1.	No responsibility is assumed for the legal description or for matters including legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.

2.	The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.

3.	Responsible ownership and competent property management are assumed.

4.	The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.

5.	All engineering is assumed to be correct. The plot plans and illustrative material in this report are included only to assist the reader in visualizing the property.

6.	It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

7.	It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined, and considered in the appraisal report.

8.	It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless nonconformity has been stated, defined, and considered in the appraisal report.

9.	It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

10.	It is assumed that the utilization of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

11.	The distribution, if any, of the total valuation in this report between land and improvements applies only under the stated program of utilization. The separate allocations for land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

12.	Unless otherwise stated, possession of this report, or a copy thereof, does not carry with it the right of publication.

13.	The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

14.	Unless otherwise stated, neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without prior written consent and approval of the appraisers.
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15.	Unless otherwise stated in this report, the existence of hazardous substances, including without limitation asbestos, polychlorinated biphenyls, petroleum leakage, or agricultural chemicals, which may or may not be present on the property, or other environmental conditions, were not called to the attention of nor did the appraiser become aware of such during the appraiser’s inspection. The appraiser has no knowledge of the existence of such materials on or in the property unless otherwise stated. The appraiser, however, is not qualified to test such substances or conditions. If the presence of such substances, such as asbestos, urea formaldehyde foam insulation, or other hazardous substances or environmental conditions, may affect the value of the property, the value is predicated on the assumption that there is no such condition on or in the property or in such proximity thereto that it would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

16.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. The appraiser has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the appraiser has no direct evidence relating to this issue, he did not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.

17.	Former personal property items such as kitchen and bathroom appliances are now either permanently affixed to the real estate or are implicitly part of the real estate in that tenants expect the use of such items in exchange for rent and never gain any of the rights of ownership. Furthermore, the intention of the owners is not to remove the articles which are required under the implied or express Warranty of Habitability. The accounting for the short-lived nature of such items is reflected in a reserves for replacement expense category.
EXTRAORDINARY ASSUMPTIONS/SPECIAL CONDITIONS
1.	We have not been provided with a current survey, architectural plans or other specifications for the subject property. Therefore, we have relied upon data obtained from public records, our cursory inspection of the property and client provided rent roll data and floor plans for the purpose of estimating the site and building size and other details pertaining to the existing improvements.

2.	Our inspection of the property comprised an overview of the exterior common areas as well as the interior of a random sampling of individual units. Our analysis is conditioned upon the assumption that the units not inspected are representative of similar condition and layout as the inspected units.

3.	The scope of our inspection of the subject property is limited to a cursory overview for valuation purposes only. All electrical, plumbing, mechanical and structural systems are assumed to be in proper working order. An inspection by a licensed contractor and/or engineer is recommended for further detailed information regarding the condition of the subject property.
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SUBJECT PROPERTY PHOTOGRAPHS
View of leasing office
View of typical two-story building
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REGIONAL MAP
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NEIGHBORHOOD MAP
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SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Date of Value	April 26, 2010

Date of Inspection	April 26, 2010

Property Name	Twin Lakes Apartments

Property Address	31790 US Highway 19 N
Palm Harbor, Florida 34684

Property Location	West side of US Highway 19 N, approximately 1/4 mile south of Tampa Road, in the northern sector of Pinellas County, Florida. The subject neighborhood is a stabilized suburban area located approximately 20 miles northwest of the downtown Tampa area.

Purpose and Use	Estimate the Market Value of the Fee Simple Interest in the subject property as of April 26, 2010, free and clear of mortgage financing. The appraisal was prepared for U.S. Realty I Corporation to provide a valuation of the property for clients use in asset evaluation and financial reporting purposes.

Site Size	Irregular shaped site that contains a total of 26.17± acres

Zoning	RPD-10, Residential Planned Development District with a maximum density of 10 Dwelling Units per Acre.

Improvements	A 262-unit garden apartment complex completed in 1986 with 25 residential buildings, a freestanding one-story building housing the on-site management/leasing office and exercise room, one outdoor in-ground swimming pool and open surface parking areas. The complex is classified as a Class B apartment community by local market standards. The property is currently operating at stabilized occupancy and is in generally fair to average condition in comparison to substitute properties of similar age and characteristics.

Tax Identification	07-28-16-00000-310-0100 (Pinellas County Property Appraiser’s Office)

2009 Assessed Value	$11,865,000

Highest and Best Use
As If Vacant	Multifamily residential development.
As Improved	Continued use of the existing improvements.
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VALUATION INDICATIONS

Income Capitalization

Stabilized NOI	$1,272,004
Cap Rate	8.00%
Capitalized Value	$15,900,000
Value per Unit	$60,687
Value per Sq Ft	$73.74

Sales Comparison	$15,500,000
Value per Unit	$59,160
Value per Sq Ft	$71.88

Cost Approach	N/A

APPRAISED VALUE	$15,900,000
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PREMISES OF THE APPRAISAL

Identification	The subject property consists of the land and improvements at 31790 US Highway 19 N within the city of Plantation, Pinellas County, Florida. The Pinellas County Assessor identifies the property by Tax Parcel Identification Number 07-28-16-00000-310-0100. The property consists of a 26.17±-acre site improved with a 262-unit apartment complex known as Twin Lakes Apartments.

Sales History of the Subject Property	According to public records, ownership of the subject property is vested in U S Realty Partners Ltd., c/o AIMCO/TTA MS 235. We are not aware of any arms length transfers of ownership within the three-year period prior to the effective date of value. It is our understanding that the subject property is not being listed for sale and we are not aware of any contracts of sale pending as of the date this report was prepared.

Purpose and Scope of the Appraisal	The purpose of the appraisal is to estimate the market value of the subject property free and clear of mortgage financing as of the date of value. It is the intent of the appraisers that the analysis, opinions and conclusions of this report be considered an unbiased, objective investigation performed by a disinterested third party with complete objectivity as to the outcome of the analysis.

According to the Appraisal Institute’s Code of Professional Ethics and Uniform Standards of Professional Appraisal Practice, the scope of the appraisal is cited as “the extent of the process of collecting, confirming, and reporting data” included in an appraisal report. All appropriate data deemed pertinent to the solution of the appraisal problem has been collected and confirmed. In our appraisal of the subject property, we have:
1.	Inspected the subject property and its environs.

2.	Reviewed demographic and other socioeconomic trends pertaining to the city and region.

3.	Examined regional apartment market conditions, with special emphasis on the subject property’s apartment submarket.

4.	Investigated lease and sale transactions involving comparable properties in the influencing market.

5.	Reviewed the existing rent roll and discussed the leasing status with the building manager and leasing agent. In addition, we have reviewed the subject property’s recent operating history and those of competing properties.

6.	Utilized appropriate appraisal methodology to derive estimates of value.

7.	Reconciled the estimates of value into a single value conclusion.

Definition of Market Value	Market Value is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, Fourth Edition, Chicago, Illinois, Appraisal Institute, 2002, as:
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The most probable price which a specified interest in real property is likely to bring under all of the following conditions:
1.	Consummation of a sale occurs as of a specified date.

2.	An open and competitive market exists for the property interest appraised.

3.	The buyer and seller are each acting prudently and knowledgably.

4.	The price is not affected by undue stimulus.

5.	The buyer and seller are typically motivated.

6.	Both parties are acting in what they consider their best interest.

7.	Marketing efforts were adequate and a reasonable time was allowed for exposure in the open market.

8.	Payment was made in cash, in U.S. dollars or in terms of financial arrangements comparable thereto.

9.	The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Property Rights Appraised	Fee Simple Estate. A Fee Simple Estate is defined in The Dictionary of Real Estate Appraisal, Fourth Edition, Chicago, Illinois, Appraisal Institute, 2002, as:

“Absolute ownership unencumbered by any other interest or estate, subject only to the limitations of the four powers of government (eminent domain, escheat, police power and taxation)”.

Intended Use and Intended User	The intended user of this report is U.S. Realty I Corporation It is understood that this appraisal will be utilized by the intended user as an aid in asset evaluation and financial reporting. All others reading or relying on this appraisal report are considered unintended users of this appraisal. The appraisal cannot be used for any other reason than that stated above. Should anyone other than the client read or rely on this report, no fiduciary obligation is owed by the appraisers to that party. The appraisers are not responsible for unauthorized use of this report.

This appraisal has been prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation as well as the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute. The presentation of data and results of our analysis are presented in a Self-contained Report format as set forth under Standards Rule 2-2 of the USPAP.

Exposure Period	According to the previously stated definition of Market Value, the property must be allowed a reasonable time to be exposed in the open market to achieve the appraised value. Exposure is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, as:
•	The time a property remains on the market.
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•	The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based upon an analysis of past events assuming a competitive and open market. Exposure time is always presumed to occur prior to the effective date of the appraisal. The overall concept of reasonable exposure encompasses not only adequate, sufficient and reasonable time but also adequate, sufficient and reasonable effort. Exposure time is different for various types of real estate and value ranges and under various market conditions.

Review of transfer records suggests that there is an active investor market for good quality apartment properties; however marketing times have increased over the past year. Conventional sources of capital are limited in the current economic environment. Mortgage underwriting has become more conservative over the past year and a greater level of equity is now required to obtain financing. This factor has caused overall capitalization rates and investment yields to increase over the recent past and has impacted sales activity for most types of commercial real estate.

We believe that if the subject property were exposed to the market for a reasonable period of time prior to the effective date of this appraisal, which we consider to be a period of up to 12 months, the subject property would transfer at an appropriate price, that is to say, the appraised value. Support for this exposure period is provided by the Korpacz Real Estate Investor Survey First Quarter 2010, which indicates that marketing times for apartment properties in the national market range from 1 to 18 months. The average marketing time equates to 8.03 months, up from 6.7 months. This marketing period is supported by data in the local market.

We acknowledge that in appraising the property to sell after the aforementioned exposure period, we must place most emphasis on the buyer’s expectations and yield requirements. The value conclusion rendered for the property through implementation of the Income Capitalization Approach has been accorded most significance as this technique most closely emulates buyer’s expectations and yield requirements. The market value estimate concluded herein assumes an exposure and marketing period of up to 12 months has occurred.
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REGIONAL AND AREA ANALYSIS

Introduction	Real estate values reflect the influence of four primary forces that motivate human activity; social trends, economic conditions, governmental policies and environmental factors. The purpose of the city data synopsis is to describe and analyze the area within which the interactions of the four major forces influence properties similar to the subject. This section will further analyze past trends for insight into possible future trends affecting the value of real estate.

The subject property is located within the City of Tampa in Hillsborough County Florida, which is part of the Tampa-St. Petersburg-Clearwater Metropolitan Statistical Area. The Tampa-St. Petersburg-Clearwater MSA, encompasses the counties of Pinellas, Hillsborough, Pasco and Hernando.

Population	According to the U.S Census Bureau, Pinellas County illustrated a 2009 population estimate of 928,947 while the Tampa-St. Petersburg- Clearwater MSA illustrated a 2009 population of 2,771,843. The State of Florida, the Tampa-St. Petersburg-Clearwater MSA and Hillsborough County experienced positive population growth from 2000 to 2009. The increasing population trends for the State, MSA and County are expected to continue through 2014, with the County population projected to increase by 1.7%. The following table illustrates the population statistics for Pinellas County, the Tampa-St. Petersburg-Clearwater MSA and the State of Florida from 2000 through 2014.
HISTORICAL POPULATION AND PROJECTIONS

	2000	2009	2014	2000-2009	2009-2014
				% Change	% Change

Pinellas County	921,482	928,947	945,041	.81%	1.73%
Tampa-St. Petersburg-Clearwater	2,395,645	2,771,843	2,895,484	15.70%	4.46%
Florida	15,982,378	18,573,951	19,380,721	16.22%	4.34%

Source: U.S. Census Bureau

Economy	According to the U.S. Bureau of Labor Statistics, the MSA’s total non farm labor force was 1,029,500 as of year-end 2009, which was a 5.03% decrease from 1,084,100 in November 2008. A majority of the MSA workforce is employed in the Trade, Transportation and Utilities as well as the Professional and Business Services sectors. The Educational and Health Services sector, as well as the Government sector illustrated the only gains from year end 2008 to year end 2009. The table on the following page illustrates the diversification of the Tampa-St. Petersburg-Clearwater MSA workforce.
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TAMPA-ST. PETERSBURG-CLEARWATER MSA
WORKFORCE BY INDUSTRY (NON-FARM)

	Year End	Year End
Industry	2008	2009	Change

Natural Resources, Mining & Construction	600	500	-16.67%
Manufacturing	71,200	61,700	-13.34%
Trade, Transportation and Utilities	226,400	209,500	-7.46%
Information	30,300	27,800	-8.25%
Financial Activities	97,100	92,300	-4.94%
Professional & Business Services	207,700	194,200	-6.50%
Educational & Health Services	170,900	172,400	0.88%
Leisure and Hospitality	124,800	118,600	-4.97%
Other Services	47,600	44,200	-7.14%
Government	107,400	108,300	0.84%
Total	1,084,000	1,029,500	-5.03%

Unemployment	The unemployment rate in the Tampa-St. Petersburg-Clearwater MSA has followed similar trends to that of Florida State. Beginning in 2008, as the national economy began to slip into a recession, the unemployment rates in Florida State as well as the Tampa-St. Petersburg- Clearwater MSA have both exceeded the US national average rates.
HISTORICAL UNEMPLOYMENT RATES

				Tampa-St. Pete-
		US National	Florida	Clearwater MSA

2004	Annual	5.6	4.7	4.5
2005	Annual	5.2	3.8	3.9
2006	Annual	4.7	3.4	3.4
2007	Annual	4.7	4.1	4.2
2008	Annual	5.8	6.3	6.6
2009	Annual	9.3	10.5	11.0
2010	Jan	10.6	12.3	13.2
2010	Feb	10.5	12.3	13.2
2010	Mar	10.3	12.0	12.7

Transportation	The Tampa International Airport serves the City of Tampa and the rest of the Tampa Bay Area as the primary airport hub. The area is also served by the St. Petersburg-Clearwater International Airport, a destination airport for low-cost and charter carriers. Major highways in the area include Interstate 275 which is comprised of the Howard Frankland Bridge which connects St. Petersburg with Tampa. Local thoroughfares include the subject’s U.S. Route 19; a major north to south artery that is one of the areas’s most heavily traveled roads. Public transportation in the area is comprised of the Pinellas Suncoast Transit Authority offering approximately 35 local bus routes.

Conclusions	The employment sectors in the MSA are diverse, the largest sectors being Trade, Transportation and Utilities as well as the Professional and Business Services sectors. Total employment in the MSA has decreased 5.03% from year end 2008 to year end 2009. The declining employment workforce and the high unemployment rates are indications of an economy faced with challenges. Given the current national turmoil in the credit markets and the national economic recession, the challenges faced by the region are not atypical. Certainly, the decrease in the workforce and the rise in unemployment in the area can partly be attributed to the
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national economic condition. However, it can be presumed that with unemployment rates higher than the state and national average the Tampa-St. Petersburg-Clearwater MSA economic recovery will most likely trail that of much of the country.
COGENT Realty Advisors, LLC

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NEIGHBORHOOD ANALYSIS

The Appraisal of Real Estate defines a neighborhood as “a group of complimentary land uses”. A neighborhood should be distinguished from a district, which is defined as “a type of neighborhood that is characterized by homogenous land use”. A neighborhood will contain land uses complimentary to one another. For example, predominantly residential neighborhoods typically contain some commercial properties that provide services for local residents. The boundaries of a neighborhood can be physical such as a lake, stream or major highway or they may be less easily discernible such as changes in prevailing land use or occupant characteristics.

Location	The subject neighborhood is situated within Palm Harbor, an unincorporated community in northern Pinellas County, approximately 20 miles west of the Tampa downtown central business district. The neighborhood is bounded by Alderman Road to the north, McMullen Booth Road and Lake Tarpon to the east, Curlew Road to the south and Palm Harbor Boulevard (Alternate Highway 19) to the west. The defined neighborhood is considered a suburban location within the Tampa-St. Petersburg-Clearwater Metropolitan area. The subject property is situated in the southeastern sector of the defined neighborhood.

Land Uses	Palm Harbor a largely residential community with several concentrations of commercial uses. The subject neighborhood consists primarily of mature and established detached single family residential developments. Commercial uses are situated primarily along the frontage of the arterial and some secondary thoroughfares. Notably, historic downtown Palm Harbor, north of Tampa Road between Palm Harbor Boulevard and Omaha Street, hosts many small shops and eateries along with a handful of historic buildings. Higher concentrations of commercial uses are located along U.S. Highway 19 and include an array of national chain restaurants, shopping centers and small office uses.

Significant developments within the subject’s market area include the Innisbrook Resort and Golf Club, a nationally-regarded golf course. A Walmart Supercenter is located just north of Alderman along U.S. Highway 19. Coral Landing and the Fountains Plaza shopping centers are within the defined neighborhood boundaries.

The residential base of the area consists primarily of older single family tract homes built from the 1960s through the 1980s. The residential areas are sited along interior neighborhood streets with the typical home priced in the $200,000 to $400,000 range. As a result of its convenient and central location, the area is a desirable residential district that has realized a significant amount of construction in the form of in-fill residential development on vacant and under-utilized lots and renovation and rehabilitation of the older housing stock prior to the overall market decline in 2007 - 2008.
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The neighborhood and surrounding areas also include a concentration of apartment complexes. Area apartments are typically located along the heavier traveled neighborhood streets and consist of older construction tenanted by a broad range of occupants to include singles, couples and working families.

Access	Primary access to the subject neighborhood is provided by U.S. Highway 19. US Highway 19 is the main north-south route through the county, and is being upgraded to freeway standards complete with frontage roads to ease congestion through the north part of the county.

The major street arterial system in the area is essentially an east-west, north-south oriented grid pattern. Alderman Road, Nebraska Avenue, Tampa Road and Curlew Road are the other heavily traveled east-west arterials in the neighborhood. Major north-south routes include Palm Harbor Boulevard, Omaha Street and U.S. Highway 19.

Tampa Road (State Road 580) is a major commercial and commuter route which connects northern Pinellas County with northeastern Tampa to the east. Noteworthy sites along or near SR 580 include Countryside Mall, Trinity College, Tampa International Airport, Hillsborough Community College, Raymond James Stadium and Busch Gardens Tampa Bay.

An alternative route into Tampa includes the Gandy Bridge (US 92), one of the three roads that connect Pinellas County to Hillsborough County across Tampa Bay.

The Tampa International Airport provides air transportation for most passengers. Smaller airlines, with destinations to smaller cities and towns, operate at St. Petersburg-Clearwater International Airport, with most airlines providing only seasonal services. Albert Whitted Airport provides general aviation services near the heart of downtown St. Petersburg.

Conclusion	In summary, the subject neighborhood is a centrally located, stable and established residential area that offers good access to other parts of the county. The neighborhood is adequately serviced by public utilities, services and community facilities. There appears to be no detrimental influences upon the neighborhood which would inhibit the income- producing capabilities of the subject property. The long-term prospects for the neighborhood and the subject property are positive.
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SITE ANALYSIS

Location	West side of US Highway 19 N, approximately 1/4 mile south of Tampa Road, in the northern sector of Pinellas County, Florida. The physical address of the property is 31790 US Highway 19 N, Palm Harbor, Pinellas County, Florida. Palm Harbor, an unincorporated community in northern Pinellas County, approximately 20 miles west of the Tampa downtown central business district.

Site Area	Total land area equates to 26.17± acres, or approximately 1,139,965 square feet.

Street Frontage	The subject site is afforded with an adequate amount of frontage along the west side of US Highway 19 N. The site is “L” shaped with retail uses to the east, along US Highway 19 N, and single family residential use to the west.

Topography	The site is generally level and on grade with US Highway 19 N and adjoining properties. There are two small lakes on the site.

Shape	The parcel is irregular in shape. The size, shape, and configuration of the subject site provide for a functional layout, which is similar to competitors.

Excess/Surplus Land	Traffic circulation throughout the property and an adequate number of parking spaces is provided on asphalt paved drives and surface lots. Building setbacks allow for landscaped buffers, similar to surrounding properties. There does not appear to be excess or surplus land.

Utilities	All customary municipal services and utility hookups are provided.

Soil Information	No adverse conditions were readily apparent.

Flood Information	According to FEMA Map Nos. 12103C-0086G and 12103C-0078G, dated 09/03/2003, a small portion of the subject property is situated in Flood Zone “X”, an area determined to be within the 0.2% annual chance floodplain. The majority of the site is not located in a flood prone area.

Zoning	The subject site is currently zoned RPD-10, Residential Planned Development District with a maximum density of 10 Dwelling Units per Acre. This zoning permits a range of residential development including single family and multi-family uses.

The current use of the site appears to constitute a legal conforming use of the property. However, a review of the complete text of the Pinellas County Zoning code, as well as other applicable ordinances and development regulations is recommended.

Easements and Encroachments	Although we were not provided a current title report to review, we are not aware of any easements, encumbrances, or restrictions that would adversely affect the use of the site. A title search is recommended to determine
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whether any adverse conditions exist. We are not aware of any type of development moratorium that would affect the property.

We were not provided with a recent survey for the subject development. Our inspection of the subject property did not reveal any apparent adverse encroachments based solely on visual observations. An updated survey is recommended for final determination.

No title report or survey showing the location of easements was provided in connection with this assignment. Thus, it is not possible to make a definitive conclusion regarding any potential impacts on value of the location of any such easements or encroachments. Visual observations of the site revealed no adverse easements or encroachments. It appears as though the site is encumbered by utility and access easements typical of a developed site. It is specifically assumed that any easements, restrictions or encroachments that might appear against the title would have no adverse impact on marketability or value.

Environmental	No readily observable adverse environmental site conditions were noted. No environmental reports were provided for review.

Accessibility/Visibility	Ingress and egress to the property is via US Highway 19 N. The buildings are not visible to passing traffic from US Highway 19 N; however, this is typical for multifamily properties along major thoroughfares in the area. There is adequate signage off of US Highway 19 N.

Improvements	There are 25 apartment buildings, a free-standing one-story building housing the on-site management/leasing office and exercise room, one outdoor in-ground pool, open asphalt paved surface parking areas and internal paved drives.

Conclusions	The site attributes are well suited for the existing development and use.
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Palm Harbor, Florida	Page 13
TAX PLAT MAP
ARIAL PHOTO
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IMPROVEMENT ANALYSIS

Year Built/Renovated	According to client provided information, the subject property was reportedly constructed in 1986 as a garden-style apartment complex. Ongoing maintenance has occurred over the years.

Layout & Configuration	The garden style complex consists of a total of 262 apartment units within 25 buildings with exterior entry walkways that provide access to individual apartments. The New England-style two-story buildings have brick and wood exteriors. A one-story, freestanding building houses the on-site management/leasing office and exercise room.

Leasable Area/Unit Mix	The following chart summarizes the unit mix and sizes of the various floor plans at the subject property as indicated by a review of client provided rent roll data and floor plans.
UNIT MIX AND FLOOR AREAS

Type	Mix	Size	Total Area

1 Bedroom/1 Bath	20	675	13,500
1 Bedroom/1 Bath	120	750	90,000
2 Bedroom/1 Bath	82	875	71,750
2 Bedroom/2 Bath	40	1,010	40,400
Totals/Averages	262	823	215,650

Source: Client provided rent roll data and floor plans; compiled by CRA

Floor Plans	As indicated, the property offers a variety of one- and two-bedroom floor plans, which is typical of the market. Each floor plan provides a living room off of an entry foyer, a dining room off the kitchen and bedroom(s) with ample access to the bath(s). Each apartment has walk-in closets, extra storage, washer and dryer connections and air conditioning. All apartment homes have been upgraded to include energy-saving, high- efficiency air conditioning. Other unit features include palladium windows, fireplaces, vaulted ceilings, and large kitchens with islands or breakfast bars and energy-saving GE appliances.

EXTERIOR

Structure	The foundations consist of reinforced concrete slabs, poured on grade. Structural framing is concrete block and stucco exterior walls, with interior partitions comprised of metal stud walls with painted and textured drywall.

Floors	The floors are constructed of reinforced concrete slabs with carpet or vinyl covering. The ceiling height is approximately 8 feet.

Walls	The exterior walls are brick and wood.

Windows	Individual unit windows are single pane glass set in aluminum frames. Entry doors are metal set in metal frames. Sliding glass doors provide access to the porches or balconies.

Roof	The buildings have pitched roofs with composition shingle covers.
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INTERIOR FINISHES

Walls and Ceilings	Textured and painted drywall.

Flooring	Wall-to-wall carpeting throughout except for sheet vinyl in bathrooms, kitchens and entry foyers.

Kitchens	Typical appliance package consisting of a frost-free refrigerator/freezer, electric range with oven, dishwasher and garbage disposal. Cabinets are painted and/or stained wood.

Bathrooms	Shower/tub, toilet, vanity with sink and mirrored medicine cabinet. Tubs have a ceramic tile wainscoting.

MECHANICAL SYSTEMS

HVAC	Air and heat is provided by individual split systems with exterior condensers. Tenants are responsible for their own utility charges. The system is similar to competing properties.

Electric Service	Adequate electric service is provided. Each apartment has a separate panel.

Plumbing	Apartment-grade plumbing systems are installed. Each unit is serviced by an individual electric water heater. Water and sewer charges are billed to tenants separately by the property based on a separate billing system.

Fire Protection	The property does not have fire sprinklers, however, there are smoke detectors and pull stations. This is typical for this vintage property in the market.

Security	Each unit may be wired for security. Monitoring is at tenant’s expense.

ANCILLARY AREAS

Storage Spaces	No additional storage lockers are provided.

Loading Facilities	Tenant moving occurs from the parking lot. The internal drive is accessible for moving vans.

Landscaping	Landscaping is adequate and consists of mature vegetation. Native trees and shrubs are plentiful throughout the common areas and between buildings. There are two lakes located at the entrance of the property.

Parking	The internal drive incorporates the surface parking lots. There appears to be an adequate number of parking spaces provided. The drives and parking lots are asphalt paved.

Recreational Amenities	One outdoor in-ground swimming pool with surrounding patio/deck areas, lighted tennis courts, grilling area and children’s playground. Amenities are similar to competitive properties.

FF&E

Personal Property	The subject property has office furnishings and equipment for the staff at the management/leasing office and various chairs and tables for the pool
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decks. Kitchen appliances are also part of personal property. The FF&E are similar to competitive properties.

CONDITION/MAINTENANCE

Exterior	Average condition. Overall maintenance appears adequate

Roof	Average condition. No roof leaks were reported.

Interiors	Average condition. Overall maintenance appears adequate.

Common Area Amenities	Average condition. Overall maintenance appears adequate.

Sidewalks & Paving	Fair to Average condition. Overall maintenance appears adequate with patching and repairs to areas of the site.

Landscaping	Average condition. Overall maintenance appears adequate.

Environmental Conditions	No readily observable adverse conditions were noted during the site visit. We recommend that anyone desiring further information retain an appropriately licensed/trained/certified inspector.

ELEMENTS OF DEPRECIATION

Based on our field inspection, we note that some elements of depreciation are present at the subject property.

Physical Deterioration	The overall physical condition is average with adequate maintenance levels. Physical deterioration is primarily limited to general aging and normal wear and tear. Carpet and mechanical equipment in the individual units are updated and/or replaced on an as-needed basis. Most of the exterior air- conditioning condensing units were replaced within the recent past. According to Marshall Valuation Service, buildings similar to the subject property have an economic life of approximately 50 years. The actual average age of the property is estimated at 24 years. As a result of on-going maintenance, the effective age is estimated to be slightly less than the actual age of the improvements. Upon completion of the scheduled repairs/renovations noted below, the effective age is estimated at approximately 20 years.

Capital Improvements	Prudent management budgets a certain amount each year in a sinking fund to replace short-lived items, including kitchen appliances and cabinets, bathroom fixtures and tiling, flooring repairs, HVAC replacement and common elements such as the roof, exterior wood and parking areas.

A review of the subject operating statements and budget indicate that an adequate amount of capital expenditures are spent annually so as to maintain the habitability of the apartments. No extra-ordinary future expenditures were reported or observed to be required.

Functional Obsolescence	The subject property represents standard design, systems and floor plans consistent with traditional garden style apartment complexes. The property has operated at rental rates and occupancy levels that are consistent with
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that of other similar properties within the influencing market, attesting to its functional adequacy and market acceptance. Considering these factors, no adjustment for functional obsolescence is required.

External Obsolescence	External obsolescence is a loss in value resulting from conditions that are present outside the subject property and is usually incurable. No site- specific external obsolescence was noted. Adjacent properties and nearby uses benefit the subject property. However, external obsolescence attributable to current market conditions is applicable.

Conclusions	The subject improvements have adequate functional utility, conform well to the general character of the neighborhood and are generally similar to competitors.
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Palm Harbor, Florida	Page 18
FLOOR PLAN
Nantucket - 675 SF (1 Bed/1 Bath)
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Palm Harbor, Florida	Page 19
FLOOR PLAN
Manchester - 750 SF (1 Bed/1 Bath)
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Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Page 20
FLOOR PLAN
Providence 875 SF (2 bed/2 bath)
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Twin Lakes Apartments	May 21, 2010
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FLOOR PLAN
Cape Cod 1,010 SF (2 bed/2 bath)
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REAL ESTATE ASSESSMENTS AND TAXES

Assessor’s Identification	The subject property is identified by the Pinellas County Property Appraiser’s office by Tax Identification Number 07-28-16-00000-310- 0100.

Overview	Real property taxes are based on multiplying the “Assessment”, which is 100% of the “Fair Market Value” (FMV) as determined by the Pinellas County Property Appraiser, and the Tax Rate, which is determined by municipal, county administration, county school board budgets, several other taxing districts/authorities and also several bond issues.

The tax year is based on a calendar year, payable in arrears. The FMV is supposed to reflect total property value as of January 1 of each year. The Tax Rate is typically determined after the assessments have been finalized in July and prior to billing in September. Although payment is due without penalty by March 31 of the following year, discounts up to 4% are available by making payment in November which results in a decrease of 1% per month through February.

The assessor can use all three of the standard appraisal methods to establish an equitable FMV. Although a property’s assessment is not automatically changed upon sale, the sales price would be considered and included in the general market pricing trend during subsequent revaluations. Countywide revaluations are required annually with at least every three years; however, the assessor has the authority to re-evaluate property annually.

The subject property is under thirteen taxing jurisdictions including various county, hospital, services and utility districts.

Assessment	The subject’s 2009 total assessment of $ 11,865,000 represents a 14.3% decrease over the 2008 assessment of $13,850,000.

Comparable Assessments	Similar properties within the subject property’s immediate vicinity were surveyed to ascertain the reasonableness of the subject property’s current FMV assessment. The subject’s assessment per unit is within the comparable range and appropriately aligned below the assessments exhibited new properties. The subject’s current assessment appears equitable based on the assessment of competing properties in the area.

TAX COMPARABLES

		Year	Assessed	Assessment
Property Name	Tax ID	Built	Units	Per Unit

Twin Lakes (Subject)	07-28-16-00000-310-0100	1986	236	$50,275
Stonegate	18-28-16-00000-120-0400	1991	220	$55,455
Providence at Palm Harbor	09-28-16-00000-230-0200	1991	236	$55,636
Country Place	08-28-16-00000-410-0200	1984	420	$32,857

Source:	Pinellas County Property Appraiser, compiled by CRA

Property Tax Abatement	The subject property does not participate in any property tax abatement programs.
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Tax Rate	The historical combined tax (millage) rates applicable to the subject parcel are summarized as follows
HISTORICAL MILLAGE RATES

Millage Code: PHMT - PALM HARBOR
Tax Year	Combined Millage Rate	Differential	Percent Change

2004	22.0724
2005	22.3402	0.2678	1.21%
2006	21.4112	-0.929	-4.16%
2007	19.6092	-1.802	-8.42%
2008	19.9822	0.373	1.90%
2009	20.2227	0.2405	1.20%

Tax rates have remained relatively stable reflecting modest declines over the past several years. This trend, however, is in part related to the general increases experienced on assessed values throughout the county. In light of recent declines in economic and market conditions, rates are expected to begin increasing as assessed values have begun to decline. The 2009 total tax rate applicable for all taxing authorities with jurisdiction over the subject property equates to $20.2227 per $1,000 of assessed value.

Non-Ad Valorem Assessments
In addition to the various taxing authorities who comprise the combined millage rate listed above, there are also non ad valorem assessments. The establishment of non ad valorem assessments is intended to ensure that low and no valued properties contribute toward various municipal and other government provided services. Currently, there is no Non-Ad Valorem assessment applicable to the subject property.

Real Estate Tax Projection	The value concluded for the property in this appraisal is considerably higher than the current assessment. As the definition of market value inherently considers the sale of the property at the concluded value and said value would be considered in the assessment process, the real estate tax calculation is predicated on an assessed value equivalent to the concluded market value estimate, less applicable costs of sale. The $15,900,000 market value conclusion reduced by a 15% cost of sale results in an estimated assessment of $13,515,000.

Future increases in reassessments are expected to reflect annual increases near the anticipated inflation rate during the same period. Tax rates are expected to remain relatively stable. Based on the estimated assessment of $13,515,000 and 2009 tax rate of 20.2227/$1,000, a gross ad valorem tax liability of $273,310 is derived. This amount is reduced by 4% to reflect the early payment discount, yielding the net tax liability of $262,377. There is no non-ad valorem assessment for the subject property. As such, a total tax expense of $262,400, rounded, is projected.

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Palm Harbor, Florida	Page 24

APARTMENT MARKET ANALYSIS

Introduction	The following apartment market analysis is designed to provide the reader an understanding of the Tampa area apartment market and the local submarket within which the subject property competes. The most recent source of data available to the appraisers was the Marcus & Millichap Market Update Report for the Tampa Metro Area (1st Quarter 2010).

According to Marcus & Millichap, apartment property fundamentals should stabilize this year after absorbing the demand shock of 2009. According to Marcus & Millichap, the Tampa apartment market has passed through the most severe phase of the recession, a period during which the apartment vacancy rates climbed 360 basis points. Job reductions are anticipated to ease in 2010, but demand will remain subdued, resulting in some further vacancy increases and rent cuts. This sluggish demand will be the dominant factor behind apartment performance marketwide, forcing owners to continue to offer concessions to maintain sufficient occupancy levels.

Developers are forecasted to complete 1,000 units this year, down from 1,400 new rentals completed in 2009 and planned projects total about 5,100 units, or 3.0% of existing stock. Even with the slowed supply growth, demand is expected to remain weak, resulting in a 30 basis point rise in vacancy to 10.8%. Although vacancy is rising, it is not as severe as last year when vacancy climbed 180 basis points. Similarly, asking rents are projected to fall 3.8% to $767 per month, compared with a 5.5 decrease in 2009. As the market is projected to experience increasing in vacancy rates and decreasing asking rents, the declines are not as severe as the previous year hinting towards a stabilizing market.

Submarket Analysis	The subject is located within the North Pinellas submarket which is one of 10 submarket areas defined by the Marcus & Millichap report. The North Pinellas submarket reported a vacancy rate of 9.7%, as of the 1st Quarter 2010, down 320 basis points from one year ago. Effective rental rates in the subject submarket had been on a declining trend over the past two years. North Pinellas reported an average effective rental rate of $762 per unit at the end of the 1st Quarter 2010, down 5.6% from $807 for the same period in 2009. All seven submarkets in Pinellas County posted Class B/C vacancy rates of 10% or higher in the first quarter, yielding a countywide rate of 12.4% at lower-tier properties. Class B/C asking rents, meanwhile, have decreased 7.4% in the past year to $698 per month.

Overall, the factors attributed to the performance of properties within this submarket as compared to others within the region include a stable supply of existing units with no additions to the apartment supply anticipated over the near term horizon. Supply and demand factors indicate that in the short term, the apartment market is likely to reflect an increase in the net absorption of apartment units. This should have a positive impact on submarket occupancy levels. The subject submarket is
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generally regarded as being stable overall. Overall market improvement will likely be tied to recovery in overall economic conditions within the region.
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MARKET RENT ANALYSIS

Subject Property Leasing	A March 2010 Rent Roll was provided for the subject. The average asking rents are summarized in the following table. It should be noted that these rents are the average asking rents only and not the rents currently being paid.
SUBJECT CURRENT ASKING RENT SUMMARY

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom/1 Bath	20	675	13,500	$709	$1.05	$14,180
1 Bedroom/1 Bath	120	750	90,000	$717	$0.96	$86,040
2 Bedroom/1 Bath	82	875	71,750	$914	$1.04	$74,948
2 Bedroom/2 Bath	40	1,010	40,400	$983	$0.97	$39,320

Totals/Averages	262	823	215,650	$819	$0.99	$214,488

Competitive Set	In order to determine the market rent for the subject’s apartment units, a survey of comparable apartment complexes considered most similar to the subject was conducted. The subject competes with a number of properties in the area and we included a representative sample of the competitive properties. All of the properties are in close proximity of the subject and define the range of property, unit types and rental rates available in the market.

The information regarding the rent comparables was obtained through physical inspections and direct interviews of rental agents and property managers. The following map illustrates the location of the comparable properties in relation to the subject. Data sheets summarizing details of the subject and comparable properties follow the map.
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COMPARABLE RENTAL MAP
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SUBJECT PROPERTY	Twin Lakes
31790 US Highway 19 N
Palm Harbor, Florida

Units	262

Year Built	1986

Occupancy	99%

Amenities	Electric kitchen appliances, walk-in closets, and mini-blinds. Complex amenities include on-site laundry, an outdoor pool, tennis courts, sand volleyball and playground.

Concessions	Move in specials on selected units on an as needed basis.
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom/1 Bath	20	675	13,500	$709	$1.05	$14,180
1 Bedroom/1 Bath	120	750	90,000	$717	$0.96	$86,040
2 Bedroom/1 Bath	82	875	71,750	$914	$1.04	$74,948
2 Bedroom/2 Bath	40	1,010	40,400	$983	$0.97	$39,320

Totals/Averages	262	823	215,650	$819	$0.99	$214,488
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COMPARABLE RENTAL 1	Stonegate Apartments
31177 US Highway 19 N
Palm Harbor, Florida

Units	220

Year Built	1991

Occupancy	95%

Amenities	Washer/dryer connections (except studio), electric kitchen appliances, ceiling fans, walk-in closets, mini-blinds, fireplaces and patio/balcony. Complex amenities include clubhouse, access gates, pool with Jacuzzi, and laundry facilities.

Concessions	One month free rent prrorated over 12-month lease on selected units.
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom	74	743	54,982	$833	$1.12	$61,642
1 Bedroom	16	837	13,392	$868	$1.04	$13,888
2 Bedroom/2 Bath	22	992	21,824	$983	$0.99	$21,626
2 Bedroom/2 Bath	52	1,113	57,876	$1,050	$0.94	$54,600
2 Bedroom/2 Bath	32	1,123	35,936	$1,070	$0.95	$34,240
3 Bedroom	24	1,348	32,352	$1,270	$0.94	$30,480

Totals/Averages	220	983	216,362	$984	$1.00	$216,476

Comments	Property is located 3/4 mile south of the subject property.
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COMPARABLE RENTAL 2	Providence at Palm Harbor
50 Kendra Way
Palm Harbor, Florida

Units	236

Year Built	1991

Occupancy	98%

Amenities	Washer/dryer connections, electric kitchen appliances, ceiling fans, walk-in closets, patio/balcony, and mini-blinds. Complex amenities include clubhouse, tennis, playground, pool and fitness center.

Concessions	Reduced rent structure presented below; pricing changes daily.
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom	16	571	9,136	$623	$1.09	$9,968
1 Bedroom	32	818	26,176	$830	$1.01	$26,560
1 Bedroom	52	817	42,484	$748	$0.92	$38,896
2 Bedroom/2 Bath	52	1,060	55,120	$953	$0.90	$49,556
2 Bedroom/2 Bath	40	1,123	44,920	$919	$0.82	$36,760
2 Bedroom/2 Bath	32	1,137	36,384	$936	$0.82	$29,952
3 Bedroom	12	1,275	15,300	$1,169	$0.92	$14,028

Totals/Averages	236	973	229,520	$872	$0.90	$205,720

Comments	Property is located approximately one east of the subject property.
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COMPARABLE RENTAL 3	Country Place
3975 Country Place Lane
Palm Harbor, Florida

Units	292

Year Built	1984

Occupancy	95%

Amenities	Washer/dryer connections, electric kitchen appliances, ceiling fans, walk-in closets, patio/balcony, and mini-blinds. Complex amenities include clubhouse, business center, tennis, playground, pool and fitness center.

Concessions	No deposit
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

Studio	32	540	17,280	$600	$1.11	$19,200
1 Bedroom	56	720	40,320	$680	$0.94	$38,080
2 Bedroom/1 Bath	56	861	48,216	$795	$0.92	$44,520
2 Bedroom/2 Bath	120	1,036	124,320	$830	$0.80	$99,600
3 Bedroom	28	1,326	37,128	$1,060	$0.80	$29,680

Totals/Averages	292	915	267,264	$791	$0.86	$231,080

Comments	Property is located about one mile east of the subject property.
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COMPARABLE RENTAL 4	Parkcrest at Innisbrook
2400 Clubside Court
Palm Harbor, Florida

Units	432

Year Built	2000

Occupancy	98%

Amenities	Washer/dryer connections (except studio), electric kitchen appliances, extra storage, ceiling fans, walk-in closets, patio/balcony, and mini-blinds. Complex amenities include clubhouse, access gates, pool with Jacuzzi, and laundry facilities.

Concessions	Pricing changes daily
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom	N/A	815	N/A	$700	$0.86	N/A
2 Bedroom/2 Bath	N/A	1,078	N/A	$853	$0.79	N/A
2 Bedroom/2 Bath	N/A	1,206	N/A	$903	$0.75	N/A
2 Bedroom/2 Bath	N/A	1,352	N/A	$957	$0.71	N/A
3 Bedroom	N/A	1,444	N/A	$1,394	$0.97	N/A

Totals/Averages	432	1,032	445,641	$961	$0.93	N/A

Comments	Property is located approximately two miles north of the subject
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COMPARABLE RENTAL 5	Egrets Landing at Boot Ranch
1500 Seagull Drive
Palm Harbor, Florida

Units	420

Year Built	1995

Occupancy	91%

Amenities	Washer/dryer connections, electric kitchen appliances, extra storage, ceiling fans, walk-in closets, patio/balcony, and mini-blinds. Complex amenities include clubhouse, tennis/basketball courts, business center, pool with Jacuzzi, and laudry facilities.

Concessions	1/2 to 1 1/2 months free rent on select units.
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom	108	769	83,052	$775	$1.01	$83,700
1 Bedroom	108	1,004	108,432	$885	$0.88	$95,580
2 Bedroom/2 Bath	72	1,042	75,024	$930	$0.89	$66,960
2 Bedroom/2 Bath	84	1,096	92,064	$995	$0.91	$83,580
3 Bedroom	48	1,251	60,048	$1,145	$0.92	$54,960

Totals/Averages	420	997	418,620	$916	$0.92	$384,780

Comments	Property is located approximately one mile east of the subject
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ANALYSIS	The comparable rental properties are all in the general vicinity of the subject property. The selected comparable properties were built between 1984 and 2000. The rental rates illustrated by the comparable properties provide an indication as to the appropriate market rent for the subject property.

One Bedroom Units	The subject property offers two (2) one-bedroom floor plans that contain 675 and 750 square feet. The quoted rental rate for these floor plans average $709 and $717 per month, or $1.05 and $0.96 per square foot, respectively. The following chart outlines rental rates for similar sized one bedroom floor plans within the competing apartment properties.
ONE-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	675	$709	$1.05	Subject
Subject	750	$717	$0.96	Subject

Stonegate	743	$833	$1.12	Similar
	837	$868	$1.04	Similar
Providence at Palm Harbor	571	$623	$1.09	Similar
	818	$830	$1.01	Similar
	817	$748	$0.92	Similar
Country Place	720	$680	$0.94	Similar
Parkcrest at Innisbrook	815	$700	$0.86	Similar
Egrets Landing at Boot Ranch	769	$775	$1.01	Similar

Subject Range	675-750	$709-$717	$0.96-$1.05
Comparable Range	571-837	$623-$868	$0.86-$1.12

The rents for comparable one bedroom floor plans range from $623 to $868 per month, or $0.86 to $1.12 per square foot. With the exception of Country Place, the comparable properties are newer than the subject property. As a result, these properties command higher rents. The subject’s quoted rent is appropriately aligned below the rents exhibited by the newer properties in the influencing area and similar to the rent commanded by properties of the same general vintage (Country Place). Review of market data indicates that the subject’s quoted rent structure is market oriented.

Two-Bedroom Units	The subject offers two (2) two-bedroom floor plans ranging in size from 875 to 1,010 square feet. The average rental rents for these units range from $914 to $983 per month or $0.97 and $1.04 per square foot. The comparable two-bedroom units range in size from 861 to 1,206 square feet and have monthly asking rents ranging from $795 to $1,050, or $0.75 to $0.99 per square foot.
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Palm Harbor, Florida	Page 35
TWO-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	875	$914	$1.04	Subject
Subject	1,010	$983	$0.97	Subject

Stonegate	992	$983	$0.99	Similar
	1,113	$1,050	$0.94	Similar
Providence at Palm Harbor	1,060	$953	$0.90	Similar
	1,137	$936	$0.82	Similar
Country Place	861	$795	$0.92	Similar
	1,036	$830	$0.80	Similar
Parkcrest at Innisbrook	1,078	$853	$0.79	Similar
	1,206	$903	$0.75	Similar
Egrets Landing at Boot Ranch	1,042	$930	$0.89	Similar
	1,096	$995	$0.91	Similar

Subject Range	875-1,010	$914-$ 983	$1.04-$0.97
Comparable Range	861-1,206	$795-$1,050	$0.75-$0.99

As indicated, the subject’s quoted rent structure is appropriately aligned within the middle of the range of rents commanded by comparable product in the market, most of which consist of newer properties and larger floor plans. After adjusting for variances in unit size and physical attributes, the subject’s quoted rent structure is deemed market oriented and processed for valuation purposes.

Conclusions	The subject is expected to continue to capture its fair share of the market at the indicated economic rates. The subject’s potential gross market rent is summarized in the following chart.
SUMMARY OF ECONOMIC RENT POTENTIAL

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom/1 Bath	20	675	13,500	$709	$1.05	$14,180
1 Bedroom/1 Bath	120	750	90,000	$717	$0.96	$86,040
2 Bedroom/1 Bath	82	875	71,750	$914	$1.04	$74,948
2 Bedroom/2 Bath	40	1,010	40,400	$983	$0.97	$39,320

Totals/Averages	262	823	215,650	$819	$0.99	$214,488
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HIGHEST AND BEST USE

Definition	Highest and Best Use in appraisal theory is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, 4th Edition, Appraisal Institute, Chicago, Illinois, 2002 as “the reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.”

There are typically two highest and best use scenarios: The highest and best use of the property as improved and the highest and best use of the site as if vacant. In each case, the use must pass four “tests”; it must be physically possible, legally permissible, financially feasible, and maximally productive.
HIGHEST AND BEST USE AS VACANT

Definition	Highest and Best Use As Vacant is defined as “among all reasonable, alternative uses, the use that yields the highest present land value, after payments are made for labor, capital, and coordination. The use of a property based on the assumption that the parcel of land is vacant or can be made vacant by demolishing any improvements.”

Physically Possible	The subject site’s size and shape would allow for most uses. Surrounding land uses generally include single family residential development to the west and commercial to the east (along US Highway 19 N). All utilities are available or currently service the site. The physical characteristics of the site should reasonably accommodate any use that is not restricted by the size, configuration or location of the property

Legally Permissible	The subject property is currently zoned for medium density residential uses. We are unaware of any adverse easements, restrictions or other agreements affecting permitted uses of the subject site. Given prevailing land use patterns in the area, current zoning and land use designations and recognizing the principle of conformity, some form of multifamily residential development reflecting permitted density is likely.

Financially Feasible	In light of current economic conditions, all types of properties have realized decreasing occupancy and rent levels. The existing supply of commercial properties and apartment units in the area appears to be sufficient to satisfy the existing level of demand. Given current market conditions, the financial feasibility for large-scale development is questionable at this time. Even if financial feasibility were pronounced, it would be difficult to obtain construction financing and capital in the currently constrained credit markets.

Maximally Productive	Given the above discussion, a holding period of the site as vacant is indicated until market conditions improve to the point financial feasibility is
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evident. The maximally productive use of the site is future development of a multifamily project to the maximum allowed density.

Conclusion	Based upon the preceding analysis, it is our opinion that the Highest and Best Use of the site, as vacant, is for residential development consistent with surrounding land uses when economic conditions improve to a level that permits development.
HIGHEST AND BEST USE AS IMPROVED

Definition	Highest and Best Use As Improved is defined as “the use that should be made of a property as it exists. An existing property should be renovated or retained as is so long as it continues to contribute to the total market value of the property, or until the return from a new improvement would more than offset the cost of demolishing the existing building and constructing a new one”.

Physically Possible	The subject is currently improved with a garden-style apartment complex. The complex was built in 1986 and is 99% leased on the date of inspection. The improvements are functional, and have been adequately maintained with on-going repairs and/or renovations programs occurring when needed.

Legally Permissible	The subject property is reportedly a legal conforming use of the site.

Financially Feasible	The complex is achieving its fair share of the market and is capable of maintaining market rents and occupancy in its current condition. Accordingly, the subject improvements contribute a positive return to value.

Maximally Productive	The property’s improvements generate a return to the real estate in excess of that generated by the underlying land and in consideration of current depressed conditions related to the condominium conversion market several projects have failed and are returning to rental properties.

Conclusion	Based upon the preceding analysis, it is our opinion that the highest and best use of the site as improved is for the continued multifamily residential use.
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Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Page 38

VALUATION PROCESS

INTRODUCTION	There are three traditional approaches that can be employed in establishing the market value of the subject property. In practice, an approach to value is included or omitted based on the property type and the quality and quantity of information available in the marketplace. These approaches and their applicability to the valuation of the subject are summarized as follows.

COST APPROACH	The application of the cost approach is based on the principle of substitution. This principle may be stated as follows: no one is justified in paying more for a property than the cost to develop a substitute property of equivalent desirability and utility. In the case of a new building, no deficiencies in the building should exist. The Cost Approach is typically only a reliable indicator of value for (a) new properties; (b) special use properties; and (c) where the cost of reproducing the improvements is easily and accurately quantified and there is no external obsolescence. In all instances, the issue of an appropriate entrepreneurial profit - the reward for undertaking the risk of construction - remains a highly subjective factor.

In the case of income-producing real estate with some items of depreciation, the cost of construction plays a minor and relatively insignificant role in determining market value. Investors are generally not buying, selling, or lending with reliance placed on the methodology of the Cost Approach to establish value. The Cost Approach has not been processed for purposes of this valuation assignment.

INCOME APPROACH	The Income Capitalization Approach is based on the premise that value is derived by converting anticipated benefits into property value. Anticipated benefits include the present value of the net income and the present value of the net proceeds resulting from the re-sale of the property.

There are two methods of accomplishing this: (1) direct capitalization of a single year’s income by an overall capitalization rate and; (2) the discounted cash flow in which the annual cash flows and reversionary value are discounted to a present value for the remainder of the property’s productive life or over a reasonable holding (ownership) period.

The subject property has an adequate operations history to determine the income-producing capabilities over the near future. In addition, performance levels of competitive properties serve as an adequate check as to the reasonableness of the subject property’s actual performance. As such, the Income Capitalization Approach is utilized in this appraisal.

SALES COMPARISON	The Sales Comparison Approach is an estimate of value based upon a process of comparing recent sales of similar properties in the surrounding or competing areas to the subject property. Inherent in and central to this approach is the principle of substitution. This comparative process involves judgment as to the similarity of the subject property and the comparable sales with respect to many value factors such as location, contract rent levels, quality of construction, reputation and prestige, age and condition, and the interest transferred, among others. The value estimated through this
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approach represents the probable price at which the subject property would be sold by a willing seller to a willing and knowledgeable buyer as of the date of value.

The reliability of this technique is dependent upon the availability of comparable sales data, the verification of the sales data, the degree of comparability and extent of adjustment necessary for differences, and the absence of atypical conditions affecting the individual sales prices. Although the volume of sales activity is down as a result of market conditions, our research revealed adequate sales activity to form a reasonable estimation of the subject property’s market value via the Sales Comparison Approach.

RECONCILIATION	The final step in the appraisal process is to reconcile the various value indications into a single final estimate. Each approach is reviewed in order to determine its appropriateness relative to the subject property. The accuracy of the data available and the quantity of evidence are weighted in each approach. The resulting estimate represents the subject property’s market value as defined in the appraisal.
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Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Page 40

INCOME CAPITALIZATION APPROACH

VALUATION	As the subject property represents a stabilized occupancy, we have used the Direct Capitalization method to estimate a value for the subject property. The following income and expense discussion will explain our input for the analysis.

Direct Capitalization is defined as “a method used to convert an estimate of a single year’s income expectancy into an indication of value in one direct step, either by dividing the income estimate by an appropriate rate or by multiplying the income estimate by an appropriate factor. It further states that: only the first year’s income is considered. Yield and value change are implied, but not identified. The rate at which a stabilized net operating income is converted into value is known as an overall capitalization rate (OAR).” The major tasks involved in this approach to valuing the subject property are:
1.	Calculate potential gross income from all sources that a competent owner could legally generate.

2.	Estimate and deduct an appropriate vacancy and collection loss factor to arrive at effective gross income.

3.	Estimate and deduct operating expenses that would be expected during a stabilized year to arrive at a probable net operating income.

4.	Develop an appropriate overall capitalization rate to apply to the net operating income.

5.	Value is estimated by dividing the net operating income by the overall capitalization rate. Any adjustments to account for differences between the current conditions and stabilized conditions are also considered.

REVENUE ANALYSIS

Potential Gross Income	The potential gross income from apartment unit rentals is calculated at $214,488 per month or $3,925,800 for the appraised year based on the conclusion derived in the Market Rent Analysis section.

Loss to Lease	Loss to lease considers a loss in income due to leases in effect, whereby effective rental rates are lower than asking, or market, rental rates. In the case of the subject property, the loss to lease also accounts partially for concessions that are offered in the form of reduced rent.

The operating statements under review indicate an historical loss to lease - 1.8% of the gross rent potential in 2007 and 3.1% of the gross rent potential in 2008. A gain to lease of 3.6% was achieved in 2009 as quoted rental rates declined below the level of rents in place. The subject’s 2010 budget provides no allowance for loss to lease. Based on the gross rent potential estimated above, no allowance attributable to loss to lease is forecasted in the valuation pro forma.

Concessions	Although concessions within the subject’s influencing area are available, the concessions are generally focused on specific units for limited periods
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Palm Harbor, Florida	Page 41

of time. Each of the properties surveyed as rent comparables offer some form of rent concession. The concessions consist of reduced rent or free rent over a portion of the limited portion of the lease term. Concessions at the subject property ranged from 1.4% to 4.6% of the gross rent potential over the past few years. We have utilized an allowance of 4.0%, or $393 per unit for concessions.

Vacancy/Credit Loss	The subject has been able to maintain its fair share of market occupancy despite weakened market fundamentals over the recent past few years. It is currently 99% occupied, or 1% vacant. The subject’s current vacancy level is well below both the North Pinellas County area’s market vacancy rate of 9.7%, as of the 1st Quarter 2010, and the Tampa-St. Petersburg-Clearwater MSA’s vacancy of 10.8%.

The subject’s current level of occupancy is aligned with the high end of the range of occupancy levels reported by competitors in the immediate vicinity. Occupancy levels for the competing properties in the influencing market area are outlined in the following table.
OVERVIEW OF COMPETITIVE OCCUPANCY LEVELS

Name	YOC	Total Units	Occupancy

Stonegate	1991	220	95%
Providence at Palm Harbor	1991	236	98%
Country Place	1984	292	95%
Parkcrest at Innisbrook	2000	432	98%
Egrets Landing at Boot Ranch	1995	420	91%

Averages	1992	320	95%

The subject property has a history of stable occupancy and has maintained an average occupancy level in the mid to high 90% range over the past couple of years. The subject’s sustained level of occupancy is similar to the occupancy levels achieved by competitors in the influencing market area. Collection losses have been minimal over the past few years, typically below 1.0%. Between 2007 and 2009 the subject’s total vacancy, including bad debt and non-revenue units, ranged between 7.1% and 10.6% of gross rental income. A vacancy and collection loss factor of 7.0% is forecasted in the valuation pro forma.

Reimbursements	Included in this category is the revenue received from tenants paying or reimbursing ownership for their share of utilities and services including gas, water, sewer and trash collection. Utility income has been increasing over the past few years ranging from $522 per unit in 2007 to $713 per unit in 2009. The 2010 budget projects utility recovery to be $738 per unit. Based on the historical and budgeted utility income receipts, we have estimated Reimbursement Income to be $187,330, or $715 per unit.

Other Income	Typically, apartment projects receive additional revenue from sources such as laundry income, vending, application fees, late fees, bad check charges, and deposit forfeitures. Other income receipts at the subject property have ranged from $476 to $701 per unit, or 4.9% to 7.9% of the gross potential income over the past few years and is budgeted at $642 per unit or 7.4$ of
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Palm Harbor, Florida	Page 42

the gross rent potential. Other income is projected at $600 per unit, or 6.1% of the gross potential income for the appraised fiscal year.

OPERATING EXPENSES	In order to estimate expenses for the subject property, we have analyzed the subject’s operating expenses for Year End 2007 through Year End 2009 as well as the 2010 Budget. Expenses for similar apartment properties in the Pinellas County area were also reviewed and considered. The subject’s operating statements under review have been reconstructed and summarized in the following chart.
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Palm Harbor, Florida	Page 43
RECONSTRUCTED OPERATING STATEMENTS
SUMMARY OF HISTORICAL OPERATIONS — TWIN LAKES APARTMENTS

No. of Units 262

		2007			2008			2009			2010 Budget
	Actual	% of GPI	Per Unit	Actual	% of GPI	Per Unit	Actual	% of GPI	Per Unit	Actual	% of GPI	Per Unit

INCOME
Gross Rent Potential (Market Rent)	$2,536,947	100.0%	$9,683	$2,622,801	100.0%	$10,011	$2,334,876	100.0%	$8,912	$2,283,133	100.0%	$8,714
Loss to Lease	$(45,799)	-1.8%	$(175)	$(81,550)	-3.1%	$(311)	$84,316	3.6%	$322	$0	0.0%	$0
Concessions	$(36,425)	-1.4%	$(139)	$(92,167)	-3.5%	$(352)	$(107,518)	-4.6%	$(410)	$0	0.0%	$0
Vacancy/Credit/Non-revenue Units	$(268,607)	-10.6%	$(1,025)	$(187,248)	-7.1%	$(715)	$(177,854)	-7.6%	$(679)	$(136,763)	-6.0%	$(522)

Net Rental Income (NRI)	$2,186,116	86.2%	$8,344	$2,261,836	86.2%	$8,633	$2,133,820	91.4%	$8,144	$2,146,370	94.0%	$8,192
Utility Reimbursement	$136,874	5.4%	$522	$137,679	5.2%	$525	$186,776	8.0%	$713	$193,255	8.5%	$738
Other Income	$124,650	4.9%	$476	$135,488	5.2%	$517	$183,601	7.9%	$701	$168,313	7.4%	$642

Total Property Income (EGI)	$2,447,640	96.5%	$9,342	$2,535,003	96.7%	$9,676	$2,504,197	107.3%	$9,558	$2,507,938	109.8%	$9,572

EXPENSES		% of EGI			% of EGI			% of EGI			% of EGI

Payroll	$288,490	11.8%	$1,101	$297,972	11.8%	$1,137	$310,473	12.4%	$1,185	$286,039	11.4%	$1,092
Utilities	$176,952	7.2%	$675	$168,029	6.6%	$641	$156,830	6.3%	$599	$179,345	7.2%	$685
Maintenance & Repairs	$223,610	9.1%	$853	$213,733	8.4%	$816	$182,706	7.3%	$697	$207,913	8.3%	$794
Marketing	$77,131	3.2%	$294	$68,926	2.7%	$263	$46,383	1.9%	$177	$47,271	1.9%	$180
Administration/Office	$66,071	2.7%	$252	$60,501	2.4%	$231	$49,475	2.0%	$189	$49,130	2.0%	$188
Real Estate Taxes	$255,010	10.4%	$973	$268,372	10.6%	$1,024	$234,294	9.4%	$894	$241,186	9.6%	$921
Insurance	$195,209	8.0%	$745	$172,993	6.8%	$660	$160,297	6.4%	$612	$175,110	7.0%	$668
Management Fee	$123,215	5.0%	$470	$125,935	5.0%	$481	$123,039	4.9%	$470	$121,722	4.9%	$465
Reserves	$0	0.0%	$0	$0	0.0%	$0	$0	0.0%	$0	$0	0.0%	$0

TOTAL EXPENSES	$1,405,688	57.4%	$5,365	$1,376,461	54.3%	$5,254	$1,263,497	50.5%	$4,823	$1,307,716	52.1%	$4,991

NET OPERATING INCOME	$1,041,952	42.6%	$3,977	$1,158,542	45.7%	$4,422	$1,240,700	49.5%	$4,735	$1,200,222	47.9%	$4,581
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Overview	All of the expenses have fluctuated during the past couple of years. In general, expenses are consistent with market data and reflect stabilized operations. No major changes in operations are expected or appear to be required. Expenses are expected to grow at the average annual inflation rate. Each of the expense items is discussed separately below.

Payroll	This expense includes payroll and benefits for the property manager, leasing agent(s), housekeeping, and maintenance personnel. The payroll expense at the subject property has ranged from $1,101 to $ 1,185 per unit over the past few reporting periods. Based on the subject’s historical expense data, a salary and benefits expense of $1,150 per unit, or $301,300, is forecast for the appraised fiscal year.

Utilities	This expense line item includes charges for common area and vacant unit electricity, gas, water/sewer and trash collection. Utility charges are offset by applicable tenant reimbursements. At the subject property, tenants reimburse the landlord for water and sewer. The utility expenses at the subject property have ranged from $599 to $675 per unit over the past few years. An amount of $650 per unit is projected and equates to $170,300 for the appraised fiscal year.

Repairs & Maintenance	This expense line item includes charges for general maintenance and repairs, alarm monitoring and protection services, landscaping and make- ready/turnover. The property appears adequately maintained with no noticeable items of deferred maintenance observed during the walk-thru. The average expense level appears reasonable based on historical figures.

The maintenance and repair expense at the subject property has ranged from $697 to $853 per unit over the past few years. The repair/maintenance expense is estimated at $209,600, or $800 per unit. We include a separate Reserves category in the projection.

Marketing	This expense includes advertising, the cost of resident and locator referrals, internal leasing commissions, brochures, newsletters and resident activities. The historical marketing charges at the subject property range from $177 to $294 per unit. Based on historical data, marketing expenses are projected at $200 per unit, or $52,400.

Administration/Office	This category includes administrative charges and costs associated with the running of the management/leasing office including telephone service, office supplies, equipment rental, computers, etc. The administrative expenses at the subject property have ranged from $189 to $252 per unit. An amount of $200 per unit, or $52,400 is processed for the appraised fiscal year.

Real Estate Taxes	Real estate taxes are processed as discussed within the Real Estate Assessment and Tax Analysis section of this appraisal. The real estate tax projection is $262,400.

Insurance	Insurance includes fire, liability, theft, and boiler, exclusive of the premiums paid to employee benefit plans. The historical insurance
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Palm Harbor, Florida	Page 45

expenses at the subject property range from $612 to $745 per unit. Insurance expenses are projected at $650 per unit, or $170,300.

Management Fee	In the local market management services are typically a function of the revenues produced by the property, usually between 2.0% and 5.0% of collections. The subject property has been managed historically at a fee equivalent to approximately 5.0% of collected income. In consideration of the market standards and competitive nature of third-party management contracts at this time, we have processed a market-oriented management fee of 3.0% of the effective gross income.

Reserves	Prudent management budgets a certain amount each year in a sinking fund to replace short-lived items, including kitchen appliances and cabinets, bathroom fixtures and tiling, flooring repairs, HVAC replacement and common elements such as the roof, exterior wood and parking areas. Reserves for replacement, while typically not found in submitted operating statements, are necessary in estimating a realistic operating budget so as to maintain the habitability of the apartments.

Reserves for replacement for a property of this vintage typically range from $200 to $350 per unit. In order to remain competitive, a reserve allowance of $ 250 per unit is forecast. This amounts to $65,500.

Total Expenses	On a stabilized basis, the subject’s projected expenses including reserves are projected at $1,363,258, or $5,203 per unit. The indicated operating expense ratio is 52% when including reserves and 49% without reserves. These expenses are reasonable based on similar properties in the region as reported by the IREM expense survey, our review of actual operating statistics for similar properties in the Pinellas County area and discussions with local apartment brokers and managers. The total expenses estimated for the subject are market oriented and reasonable.

VALUATION PRO FORMA	The following valuation pro forma summarizes the stabilized income and expenses described above for the appraised fiscal year.
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Palm Harbor, Florida	Page 46
VALUATION PRO FORMA

	Total	Per Unit	Percent
INCOME			% of GPI

Gross Rent Potential (Market Rent)	$2,573,856	$9,824	100.0%
Loss to Lease	$0	$0	0.0%
Concessions	$(102,954)	$(393)	-4.0%
Vacancy/Credit/Non-revenue Units	$(180,170)	$(688)	-7.0%

Net Rental Income (NRI)	$2,290,732	$8,743	89.0%
Utility Reimbursement	$187,330	$715	7.3%
Other Income	$157,200	$600	6.1%

Total Property Income (EGI)	$2,635,262	$10,058	102.4%

EXPENSES			% of EGI

Payroll	$301,300	$1,150	11.4%
Utilities	$170,300	$650	6.5%
Maintenance & Repairs	$209,600	$800	8.0%
Marketing	$52,400	$200	2.0%
Administration/Office	$52,480	$200	2.0%
Real Estate Taxes	$262,400	$1,002	10.0%
Insurance	$170,300	$650	6.5%
Management Fee	$79,058	$302	3.0%
Reserves	$65,500	$250	2.5%

TOTAL EXPENSES	$1,363,258	$5,203	51.7%

NET OPERATING INCOME	$1,272,004	$4,855	48.3%
CAPITALIZATION RATE ANALYSIS

Overall Capitalization Rate	This appraisal will consider the following techniques; (a) derivation from comparable sales and (b) investor surveys.

Derivation from Sales	The recent comparable sales utilized in the Sales Comparison Approach following this section indicate a range of overall capitalization rates of 7.8% to 8.8% with an average and median of 8.2% and 8.0%, respectively. The capitalization rates from these sales are summarized in the following table.
SUMMARY OF MARKET-DERIVED CAPITALIZATION RATES

	Fisherman’s	Parkcrest at	Lofton	Three Palms of
Property Name	Landing	Innisbrook	Place	Carrollwood	Doral Oaks
Date of Sale	11/4/2009	10/6/2009	10/1/2009	8/11/2009	8/4/2009
Year Built	1986	2000	1988	1986	1967
Cap Rate	8.8%	7.8%	7.9%	8.0%	8.5%

The sales transactions are relatively recent and the capitalization rates produced by these sales are indicative of current market conditions. The sale properties are all garden-style apartments like the subject property and situated in similar alternative locations in the Tampa area. However, Doral Oaks, having been built in 1965 is older and Fisherman’s Landing, built in 2000, is newer.

Given the subject’s 1986 date of construction in comparison to the age of the comparable sale properties, a capitalization rate aligned with the middle of the range of rates illustrated by the comparable data is considered reasonable. A rate of 8.0% is concluded from a review of market data.

Investor Surveys	According to the PricewaterhouseCoopers Korpacz Real Estate Investor Survey, 1st Quarter 2010 rates for apartments reported by survey participants active in the market presently range as shown.
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NATIONAL APARTMENT MARKET SURVEY

Internal Rate of Return	6.50% - 14.00%	Range
	10.18%	Average
Overall Capitalization Rate	5.00% - 11.00%	Range
	7.85%	Average
Terminal Capitalization Rate	5.00% -11.00%	Range
	8.01%	Average

Source:	Korpacz Real Estate Investor Survey, 1st Quarter 2010

As indicated below, overall rates began to increase beginning Third Quarter 2008 and continued to increase through the Fourth Quarter 2009, although the rate of increase began to moderate in the 3rd quarter. Rates showed signs of contraction in the 1st quarter 2010 indicating that the overall apartment market may be stabilizing. This follows general trends in the overall economy that began to deteriorate in approximately the middle of 2008.
OVERALL CAPITALIZATION RATE TRENDS

Quarter	Average	Basis Point Change
1Q10	7.85%	–18
4Q09	8.03%	19
3Q09	7.84%	35
2Q09	7.49%	61
1Q09	6.88%	75
4Q08	6.13%	27
3Q08	5.86%	11
2Q08	5.75%	-4
1Q08	5.79%	4
4Q07	5.75%	-1
3Q07	5.76%	-4
2Q07	5.80%	-9
1Q07	5.89%	-8

Source:	Korpacz Real Estate Investor Survey

Conclusion of OAR	The subject is an average quality apartment complex situated in an established residential neighborhood with good access. The property is proximate to employment centers, shopping and neighborhood support facilities. The subject has unit sizes that reflect market parameters and an amenity package that is typical of the properties in the competitive market. The subject was 99% occupied as of March 28, 2010 according to the submitted rent roll.

An OAR ranging of 8.0% was suggested from a review of actual sales data. Investor surveys indicate that the average rate for garden apartments in the national market is approximately 7.85%. In consideration of the preceding data, with primary emphasis placed on the rates extracted from sales data in the local market, a capitalization rate of 8.0% is concluded.
VALUE BY DIRECT CAPITALIZATION

Stabilized Cash Flow	The stabilized cash flow is based on the previous income and expense discussion. The net operating income is estimated at $1,272,004 for the appraised fiscal year.
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Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Page 48

Valuation	Value is calculated by dividing the stabilized net operating income (including an allowance for Reserves) by the concluded overall capitalization rate. Thus market value is calculated as follows:

Net Operating Income		OAR		Indicated Value
$1,272,004	÷	8.0%	=	$15,900,050

Conclusion	The Market Value of the Fee Simple Interest in the subject property, free and clear of financing, by the Direct Capitalization method of the Income Capitalization Approach, as of March 22. 2010, is rounded to:

FIFTEEN MILLION NINE HUNDRED THOUSAND DOLLARS ($15,900,000)
COGENT Realty Advisors, LLC

Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Page 49

SALES COMPARISON APPROACH

VALUATION METHODOLOGY	The basic steps in processing the sales comparison approach are outlined as follows:
1.	Research the market for recent sales transactions, listings, and offers to purchase or sell of properties similar to the subject property.

2.	Select a relevant unit of comparison and develop a comparative analysis.

3.	Compare comparable sale properties with the subject property using the elements of comparison and adjust the price of each comparable to the subject property.

4.	Reconcile the various value indications produced by the analysis of the comparables.

REGIONAL SALES MARKET	The local market has been active in terms of investment sales of similar properties. Adequate sales exist to formulate a defensible value for the subject property via sales comparison.

PRESENTATION OF COMPARABLE SALES
To estimate the property value by the sales comparison approach, we analyzed sales from the influencing market that are most similar to the subject property in terms of age, size, tenant profile and location. The sales are compared on a price-per-unit basis, as this is a common method of comparison for such properties.

The comparable sales summarized in the chart below and plotted on the following map, range in price from $42,460 to $71,759 per unit. While these unit prices implicitly contain both the physical and economic factors affecting real estate, these statistics do not explicitly convey many of the details surrounding a specific property. Thus, this single index to the valuation of the subject property has some limitations.
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Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Page 50
PRESENTATION OF COMPARABLE SALES DATA

Sale No.	1	2	3	4	5

Name	Fisherman’s Landing	Parkcrest at Innisbrook	Lofton Place	Three Palms of Carrollwood	Doral Oaks
Location	8900 Fisherman’s Point Dr	2400 Clubside Court	5412 Deerbrooke Creek Circle	3831 Northgreen Ave	105 Sunnyside Road
	Temple Terrace	Palm Harbor, Florida	Tampa	Tampa	Temple Terrace
Grantor	AIMCO Holdings LP	Innisbrook at Penellas, L.P.	Marry Land & Investment Co	Three Palms Owner LLC	Aimco Doral Oaks, LP
Grantee	Residential Management Inc	Mid-America Apartments L.P.	Evergreen at Lofton Place	Landmark at Grand Palms, LLC	GMC Doral Oaks, LLC
Sales Price	$15,000,000	$31,000,000	$16,000,000	$23,500,000	$10,700,000
Sale Date	11/4/2009	10/6/2009	10/1/2009	8/11/2009	8/4/2009
Year Built	1986	2000	1988	1986	1967
No. of Units	256	432	280	438	252
Net Rentable Area (SF)	216,600	445,641	300,394	378,525	260,818
Avg. Unit Size (SF)	846	1,032	1,073	864	1,035
Occuapncy	N/A	98%	97%	90%	N/A
Price/SF	$69.25	$69.56	$53.26	$62.08	$41.02
Price/Unit	$58,594	$71,759	$57,143	$53,653	$42,460
Net Income	$1,314,108	$2,433,200	$1,264,000	$1,880,000	$914,000
NOI/SF	$6.07	$5.46	$4.21	$4.97	$3.50
NOI/Unit	$5,133	$5,632	$4,514	$4,292	$3,627
Cap Rate (OAR)	8.8%	7.8%	7.9%	8.0%	8.5%
EGIM	5.5	6.4	5.9	6.0	5.4
Expense Ratio (OER)	52%	50%	53%	52%	54%
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Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Page 51
COMPARABLE SALES MAP
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Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Page 52

ANALYSIS OF SALES	The comparables are examined by considering the following adjustment factors.

Ownership Interest	No adjustments are necessary, since all of the sales reflect a 100% transfer of ownership interest.

Financing Terms	The comparable sales were either all cash transactions or were financed by primary lenders at market-oriented rates. Considerate of such, no adjustments for any unusual or atypical financing is required.

Conditions of Sale	Adjustments for conditions of sale usually reflect the motivations of the buyer and the seller. We are not aware of any atypical circumstances regarding any of the comparable sales. Personal property is included as all facilities have similar unit appliance requirements and miscellaneous office and common area FF&E.

Expenditures Made Immediately
After Sale	Any required major capital costs incurred by the buyer immediately after the sale is appropriately added to the purchase price. None of the sales required any specific sale price adjustment other than what is included in general comparisons based on condition.

Market Conditions (Time)	Comparable sales that occurred under different market conditions than those applicable to the subject property as of the effective date of appraisal require adjustment for any differences that affect their values. The sales occurred between August 2009 and November 2009.

Market conditions began to deteriorate in approximately mid-year 2008 in response to weakness that was becoming pronounced in the regional and national economies. Market fundamentals remain soft at this time however beginning at approximately the 3rd quarter 2009 the general trend of deterioration appears to have moderated. Given the recent nature of the sale transactions, no adjustment for time is warranted.

Location	The location of the subject property is rated as being generally similar to the alternative locations of Sales #1 and #2. As such, no adjustment for location is warranted for these sales. Sales #3, 4 and #5 are situated in locations rated as being inferior to the subject’s and were adjusted upward for this factor.

Physical Characteristics	Physical differences include differences in building size, quality of construction, building materials, age, condition, functional utility and appearance. Sales #1, #3 and #4 were built between 1986 and 1988 are rated as being similar to the subject in terms age and overall physical characteristics. Sale #2, built in 2000, was adjusted downward to account for its superior age in comparison to the subject property. Sale #5, built in 1967, is rated as being inferior to the subject in terms of age and physical characteristics. As such, Sale #5 was adjusted upward for this factor.

Average Unit Size	The subject has an average unit size of 823 square feet. Properties with larger average unit sizes tend to trade at higher prices, all other factors
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Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Page 53

being equal. Conversely, properties with smaller average unit sizes tend to trade at a lower price per unit. The average unit size of each comparable property is compared to the subject and applicable adjustments are applied when warranted.

Amenities	The subject offers an amenity package that is typical for a suburban garden style apartment projects which are generally similar to each of the comparable properties. No adjustment is warranted.

Economic Characteristics	Economic characteristics include all the attributes of a property that affect its income. All of the sales were operating at stabilized occupancy and were generally at market rates. No adjustments are made for this factor.

The preceding adjustments are summarized in the chart on the following chart.
SUMMARY OF ADJUSTMENTS

Sale No.	1	2	3	4	5
Name	Fisherman's Landing	Parkcrest at Innisbrook	Lofton Place	Three Palms of Carrollwood	Doral Oaks
	Temple Terrace, Florida	Palm Harbor, Florida	Tampa, Florida	Tampa, Florida	Temple Terrace, Florida
Sale Date	11/4/2009	10/6/2009	10/1/2009	8/11/2009	8/4/2009

Price per Unit	$58,594	$71,759	$57,143	$53,653	$42,460

ADJUSTMENTS
Financing Adjustment	$0	$0	$0	$0	$0

Adjusted for Financing per Unit	$58,594	$71,759	$57,143	$53,653	$42,460
Conditions of Sale Adjustment	$0	$0	$0	$0	$0

Adjusted for Special Conditions	$58,594	$71,759	$57,143	$53,653	$42,460
Time	0.0%	0.0%	0.0%	0.0%	0.0%

Time Adjusted Price per Unit	$58,594	$71,759	$57,143	$53,653	$42,460

Location	0%	0%	10%	10%	10%
Age/Condition/Quality	0%	-10%	0%	0%	25%
Average Unit Size	0%	-5%	-5%	0%	-5%
Amenities	0%	0%	0%	0%	0%
Economics	0%	0%	0%	0%	0%

Total Adjustments (%)	0%	-15%	5%	10%	30%

Adjusted Price per Unit	$58,594	$60,995	$60,000	$59,018	$55,198

VALUE CONCLUSION	After analysis and adjustments, a value range of $55,198 to $60,995 per unit is indicated. The mean and median adjusted sales prices equate to $58,761 and $59,018 per unit. Sales #1, #3 and #4 required the least overall adjustment and are accorded primary emphasis in this analysis. The adjusted sales prices for these properties range from $58,594 to $60,000 per unit. A value of $59,000 per unit is concluded

Number of Units		Price per Unit		Indicated Value
262	x	$59,000	=	$15,458,000

Rounded				$15,500,000
COGENT Realty Advisors, LLC

Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Page 54

Applying the stabilized value to the stabilized Effective Gross Income derived for the property within the Capitalization Approach section, results in an indicated EGIM of approximately 5.9 on a stabilized basis. This indicated EGIM is aligned toward the middle of the range exhibited by the most recent transactions (5.4 to 6.4 x with an average of 5.8x). This is considered reasonable. This indicator suggests that the value concluded for the property via comparative analysis is reasonable based on the subject property’s income-producing characteristics.

Accordingly, the Market Value of the Fee Simple Interest in the subject property as of April 26, 2010, free and clear of financing, via the Sales Comparison Approach, is rounded to:

FIFTEEN MILLION FIVE HUNDRED THOUSAND DOLLARS
($15,500,000)
COGENT Realty Advisors, LLC

Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Page 55

RECONCILIATION AND FINAL ESTIMATE OF VALUE

Review	The purpose of this appraisal is to provide an estimate of the market value of the Fee Simple interest in the subject property, free and clear of financing. The date of value is December 31, 2009. The indicated market value estimates for the real property interest appraised are:

Cost Approach	N/A
Income Capitalization Approach	$15,900,000
Sales Comparison Approach	$15,500,000

Cost Approach	The cost approach value estimate relies on the cost to produce a like structure. The cost approach is not usually considered a reliable value indicator due to the fact that investors in the market area place minimal reliance on this approach because of the age of the property. The cost approach was not considered meaningful in the valuation of the subject property and was not included in the appraisal process.

Income Approach	The Income Capitalization Approach was processed. The subject is an income-producing property, and this approach provides good evidence of market value. As the subject represents a stabilized occupancy, the Direct Capitalization method was employed. Based on the applicable analytical methods of the most likely investors in an asset of this type, this approach was given greatest consideration in the final conclusion of market value.

Sales Approach	This approach provides an estimate of value based upon the recent activities of buyers and sellers in the marketplace. This approach is generally considered to be reliable in active markets where the motivations of buyers and sellers are known and the operating characteristics of the properties being transferred are available for scrutiny. Although sales volume is down significantly from historical levels as a result of current market conditions, our market research revealed several sales of properties that are considered relatively comparable to the subject property. The value conclusion derived via this approach is supportive of that concluded via the Income Approach.

Conclusions	Based upon the data, analyses and conclusions contained within this appraisal report with primary emphasis placed on the value derived within the Income Capitalization Approach, the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing, as of April 26, 2010 is:

FIFTEEN MILLION NINE HUNDRED THOUSAND DOLLARS
($15,900,000)
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Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Addenda
ADDENDA
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Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Addenda
ADDITIONAL SUBJECT PROPERTY PHOTOGRAPHS
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Twin Lakes Apartments	May 21, 2010
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SUBJECT PROPERTY PHOTOGRAPHS
Rear View of Swimming Pool
Typical Building/Playground
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Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Tennis Court/Paving
Typical Building
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Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Interior Typical Kitchen
Interior Typical Unit
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Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Interior Typical Unit
Interior Kitchen
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Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Interior Leasing Office
Typical Building
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Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Side View Typical Building
Sign (US Highway 19 N)
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Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Addenda
IMPROVED SALES PHOTOGRAPHS
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Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Addenda
IMPROVED SALES PHOTOGRAPHS
Sale No. 1 - Fisherman’s Landing
Sale No. 2 - Parkcrest at Innisbrook
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Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Addenda
IMPROVED SALES PHOTOGRAPHS
Sale No. 3 - Lofton Place
Sale No. 4 - Three Palms of Carrollwood
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Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Addenda
IMPROVED SALES PHOTOGRAPHS
Sale No. 4 - Doral Oaks
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Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Addenda
FLOOD MAPS
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Palm Harbor, Florida	Addenda
FEMA Map 12103C-0078G
FEMA Map 12103C-0086G
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Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Addenda
APPRAISER QUALIFICATIONS
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Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Addenda
STEVEN J. GOLDBERG, MAI, CCIM
MANAGING PARTNER
STEVEN J. GOLDBERG is the Managing Partner of Cogent Realty Advisors LLC, a firm specializing in commercial real estate valuation, consultation and due diligence. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development.
Mr. Goldberg has over 25 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Immediately prior to forming Cogent Realty Advisors, Mr. Goldberg was an Executive Vice President of a national valuation and consulting firm and managed the Southwest regional office. Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas and Arizona. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.
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Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Addenda
HOWARD KLAHR
ASSOCIATE APPRAISER
HOWARD KLAHR is an Associate Appraiser with Cogent Realty Advisors, LLC. Mr. Klahr has been involved in real estate valuation and consulting since 1986 having performed a variety of assignments in over 40 states and 80 metropolitan areas throughout the United States as well as participating on several international assignments. Background includes valuation/analysis, acquisition/disposition, loan origination/underwriting and real estate brokerage/leasing.
Appraisal assignments in which Mr. Klahr has been involved include a wide array of property types ranging from traditional categories of income producing real estate (multi-family, retail, office and industrial) to special and single purpose properties such as hospitality, self storage, manufacturing, recreational, senior housing, health care facilities, etc. Additional types of analyses performed include market studies, feasibility analysis, lease/purchase evaluations and investment consultations. Experience includes assignments as an independent fee appraiser, in-house analyst and valuation manager/reviewer.
Mr. Klahr received his Bachelor of Science from Florida State University, Tallahassee, Florida, with a major concentration in Economics and minors in Business and Computer Science. He has completed additional courses in real estate and urban and regional planning and has attended numerous courses and various real estate related seminars sponsored by the Appraisal Institute, Commercial Investment Real Estate Institute, Mortgage Bankers Association, the former Society of Real Estate Appraisers, Employee Relocation Council and Fannie Mae. In addition to the above courses, Mr. Klahr has completed pre-licensing, continuing education courses and seminars for the real estate broker’s license (Florida and Texas), State Certified General Real Estate Appraiser License (Florida and Texas) and Mortgage Broker License (Florida).
Mr. Klahr is an Associate Member of the Appraisal Institute and a Candidate Member of the Commercial Investment Real Estate Institute. He is a Real Estate Broker and a State Certified General Real Estate Appraiser in Florida.
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Twin Lakes Apartments	May 21, 2010
Palm Harbor, Florida	Addenda
QUALIFICATIONS OF THE APPRAISER
JACKSON L. AILLS
Jackson L. Aills is an Associate Appraiser with Cogent Realty Advisors LLC. Mr. Aills has extensive experience in the appraisal of a wide variety of property types, including hospitality, retail, office, industrial, condominium units, multi-family projects and residential subdivisions. Analyses of special purpose properties have included churches, financial branch facilities, retirement homes, assisted living and residential care facilities, truck terminals, self-storage facilities and vacant land. Appraisal reports have been utilized for mortgage underwriting, litigation, feasibility analyses, and corporate management decisions.
Appraisal assignments have included properties located throughout the United States. Mr. Aills has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Aills has performed marketability, consultation and feasibility reports. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Aills has previous real estate background with KTR Valuation and Consulting, Realty Services International, Inc., MortgageRamp, Inc., and the Nation Appraisal Group. Mr. Aills holds a Bachelor of Business Administration in General Business from the University of Mississippi, Oxford, Mississippi. Mr. Aills has completed all Level I course work offered by the Appraisal Institute including Real Estate Principles, Basic Valuation Procedures, Capitalization Theory and Techniques, (Part A and B), Case Studies in Real Estate Valuation, Report Writing and Valuation Analysis, Standards of Professional Practice; and Rates, Litigation Valuation Overview. Other course work includes Standards of Professional Practice, Fair Lending and the Appraiser, Real Estate Law/Contracts, Real Estate Finance and Real Estate Investments.
Mr. Aills is certified as a General Real Estate Appraiser in the states of Texas (TX-1326637-G). Professional designations and memberships include Candidate for Member of Appraisal Institute (MAI), North Texas Chapter of the Appraisal Institute and Certified General Real Estate Appraiser in Texas.
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